UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.Full title of the plan and the address of the plan, if different from that of issuer named below:

Rockland Trust Company Employee Savings,
Profit Sharing and Stock Ownership Plan

B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal office:

Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover, Massachusetts 02339
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370

As filed on June 25, 2026

Table of Contents
ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signatures	14

Exhibit Index	15
Exhibit 23.1 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2010.
Boston, Massachusetts
June 25, 2026

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
	December 31,
	2025	2024
Assets
Investments, at fair value
Mutual funds	$365,478,926	$263,628,925
Collective investment trusts	13,371,452	12,160,293
Independent Bank Corp. common stock	19,961,275	17,827,600
Self-directed brokerage account	840,104	743,871
Total investments, at fair value	399,651,757	294,360,689
Notes receivable from participants	7,025,006	5,836,444
Employee contributions receivable	592,930	—
Employer contributions receivable	521,666	—
Net assets available for benefits	$407,791,359	$300,197,133

See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31,
	2025	2024
Additions:
Investment income
Net appreciation in fair value of investments	$20,684,772	$25,107,323
Interest and dividends	24,474,217	13,446,868
Total investment income	45,158,989	38,554,191
Interest income on notes receivable from participants	423,353	315,303
Contributions
Participant	18,494,489	14,966,403
Rollover	59,380,016	3,493,928
Employer	12,046,698	9,609,416
Total contributions	89,921,203	28,069,747
Total additions to net assets	135,503,545	66,939,241

Transfers in:
Transfers in due to acquisition (see Note 8)	827,028	—

Deductions:
Benefit payments	28,597,574	36,828,219
Administrative expenses	138,773	171,483
Total deductions	28,736,347	36,999,702
Net increase	107,594,226	29,939,539

Net assets available for benefits
Beginning of year	300,197,133	270,257,594
End of year	$407,791,359	$300,197,133

See accompanying notes.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

(1)Description of the Plan
The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.
(a)General
The Plan is a defined contribution plan covering all eligible employees of the Company. Employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified Safe Harbor and discretionary non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, and complete 1000 hours of service within that year. The Retirement Committee is responsible for oversight of the general administration of the Plan. Reliance Trust is the Trustee and ADP Retirement Services is the record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b)Contributions
Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre‑tax basis and up to an additional 10% of their compensation on an after‑tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2025, the IRS contribution limit was $23,500 with catch up provisions of $7,500 for participants age 50 or above and $11,250 for participants age 60 to 63.
The Plan provides for automatic enrollment and an annual auto-escalation of deferrals. Company employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment, or as soon as administratively feasible. Employees who are deemed to have made an automatic enrollment election and have not actively changed this election will have their election auto-escalate annually at a rate of 1%, not to exceed 10% on a year over year basis. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 31 mutual funds, one of which is a collective investment trust, as well as a personal access fund, which is an investment option that enables participants to set up their own brokerage account, with all related brokerage fees incurred by the participant, through a third party brokerage service. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Plan Sponsor, as an investment option for the participants.
Under the Plan, the Company will contribute the following:
1)Matching contributions equal to 25% of the amount of the employee deferral (less any catch up contributions), up to the first 6% of the employee's qualified compensation (subject to IRS limitations). Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)Non-elective contributions for each participant include a 3% Safe Harbor contribution and a 2% discretionary contribution of qualified compensation. Company non-elective contributions to the

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

Plan are made each pay period, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the non-elective contribution.

3)Supplemental non-elective contributions equal to 5% of the amount by which an employee's eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2025, the Social Security wage base was $176,100. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the supplemental non-elective contribution.

4)Additional discretionary contributions may be made for employees that are actively employed on the last day of the Plan year. In addition, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The additional discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the Plan year bears to the total compensation of all qualifying participants. There were no additional discretionary contributions made in 2025 or 2024.

5)Qualified non-elective contributions can be made on behalf of each non-highly compensated participant. The Company may make a qualified non-elective contribution equal to a uniform percentage of compensation, which percentage will be determined each year by the employer. Participants must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this qualified non-elective contribution. There were no qualified non-elective contributions made in 2025 or 2024.

a.Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
b.Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.
c.Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months or 50% of the participant's vested Contribution Account Balance, as defined by the Plan's Loan Policy, whichever is less). No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 3.25% to 10.50%. Interest rates on loans are set equal to the prime interest rate as published by The Wall Street Journal. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator. Loans made to participants are presented as "Notes receivable from participants" within the Statement of Net Assets Available for Benefits.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

d.Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee's assumed life expectancy. However, if the employee's vested benefits under the Plan do not exceed $7,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the IRS if timely notice is not received from the employee). Certain participants, when they have attained age 59 1/2 and are actively working, may elect a pre-retirement distribution in the form of an in-service withdrawal.
At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable IRC, a participant may withdraw some or all of their vested balances subject to applicable penalties.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. common stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. common stock will be in the form of cash, Independent Bank Corp. common stock, or both, at the participant's discretion.
e.Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. common stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash no later than 90 days after the close of the Plan year in which they were paid, or may be reinvested in Independent Bank Corp. common stock. Dividends reinvested may participate in the Company's 2014 Dividend Reinvestment and Stock Purchase Plan which may allow up to a 5% discount of dividends reinvested in Independent Bank Corp. common stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. common stock, will direct Reliance Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. common stock held as part of the Plan assets.
f.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, no further contributions will be made to the Plan and all amounts credited to participants' accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(2) Summary of Significant Accounting Policies

a.Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.
b.Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
c.Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

measurement date (i.e. an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's realized gains or losses on investments sold, as well as unrealized gain or loss on investments held during the year.
d.Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024, respectively. If a participant ceases to make loan repayments for a period of time, in accordance with the Plan, the loan will be deemed distributed. Upon distribution, the participant loan balance is reduced and a benefit payment is recorded. Deemed distributed loans totaled $175,582 and $194,007 at December 31, 2025 and 2024, respectively.
e.Benefits Paid
Benefits are recorded upon distribution.
f.Administrative Expenses
Administrative expenses including investment related fees are paid directly by the Plan and are reflected in the Plan's Statements of Changes in Net Assets Available for Benefits. In addition, included within the Plan's net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in net appreciation in fair value of investments.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

(3) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that the Plan believes market participants would use in pricing the asset or liability at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset or liability, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation Techniques
Mutual Funds
These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts
Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value. The NAV is provided by the investment manager of the trust.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

Personal Access Fund
The personal access fund is comprised of investments in mutual funds, including exchange traded funds, common stocks, and cash and cash equivalents. Investment balances in the personal access fund are presented within the “Self-directed brokerage account” on the Statement of Net Assets Available for Benefits.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, on a recurring basis, as of December 31, 2025 and 2024:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Description	As of December 31, 2025
Mutual funds	$365,478,926	365,478,926	$—	$—
Common stock	19,961,275	19,961,275	—	—
Self-directed brokerage account	840,104	840,104	—	—
Total assets in the fair value hierarchy	$386,280,305	$386,280,305	$—	$—
Investments in collective investment trusts (a) (b)	13,371,452	—	—	—
Total investments, at fair value	$399,651,757	$386,280,305	$—	$—

Description	As of December 31, 2024
Mutual funds	$263,628,925	$263,628,925	$—	$—
Common stock	17,827,600	17,827,600	—	—
Self-directed brokerage account	743,871	743,871	—	—
Total assets in the fair value hierarchy	$282,200,396	$282,200,396	$—	$—
Investments in collective investment trusts (a) (b)	12,160,293	—	—	—
Total investments, at fair value	$294,360,689	$282,200,396	$—	$—

(a)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)This category includes common collective trusts (CCTs), for which the collective investment and reinvestment of assets contributed from employee benefit plans are maintained by more than one plan. The objective of the common collective trust funds is to provide investment results that correspond to the total return performance of its underlying securities. There are no unfunded commitments and no significant withdrawal restrictions.

The Plan has no assets that are measured on a nonrecurring basis as of December 31, 2025 and 2024.

There were no transfers between the Levels of the fair value hierarchy for any assets measured at fair value for the years ended December 31, 2025 and 2024. In addition, there were no Level 3 investments held during the years ended December 31, 2025 and 2024.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2025 and 2024:

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

	2025	2024
Net assets available for benefits per the audited financial statements	$407,791,359	$300,197,133
Less: deemed distributed loans (1)	(175,582)	(194,007)
Total net assets per the Form 5500, Schedule H, Part 1 (line 1(l))	$407,615,777	$300,003,126

The following is a reconciliation of benefit payments per the audited financial statements to the Form 5500:

	2025	2024
Benefit payments per the audited financial statements	$28,597,574	$36,828,219
Plus: deemed distributed loans	151,508	104,322
Less: payments of deemed distributed loans including interest (1)	(168,808)	(209,308)
Benefits paid to participants per the Form 5500	$28,580,274	$36,723,233

(1)In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from Plan assets and reported as a benefit paid to a participant.

(5) Risks and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6) Related Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company, qualify as related party transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(7) Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2025

(8) Plan Amendment

The Plan was amended to provide for the merger of Enterprise Bancorp, Inc. (“Enterprise”) employees into the Company. The amendment includes provisions for determining benefits for certain former Enterprise employees effective July 1, 2025. In accordance with the Plan, qualified contributions can be rolled into the Plan. Rollover contributions from the Enterprise plan are included in the Statement of Changes of Net Assets Available for Benefits for the year ended December 31, 2025.
Additionally, former Enterprise employees who were participants in Enterprise’s 401(k) plan and were retained subsequent to the acquisition were permitted to transfer any outstanding note receivable balances and/or self- directed brokerage account balances to the Plan. Consequently, the amount of notes receivable from participants and self-directed brokerage account balances transferred to the Plan during the year ended December 31, 2025 was $777,529 and $49,499, respectively.

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No:002
	E.I.N: 04-1782600
	December 31, 2025
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Janus Henderson Balanced Fund - Class N	Mutual Fund	$63,957,004
	T. Rowe Price Growth Stock Fund - Class I	Mutual Fund	56,517,974
	iShares S&P 500 Index Fund - Class K	Mutual Fund	51,494,136
	Vanguard Value Index Fund - Institutional Class	Mutual Fund	21,034,220
	American Funds 2035 Target Date Retirement Fund - Class R6	Mutual Fund	19,973,376
	American Funds 2030 Target Date Retirement Fund - Class R6	Mutual Fund	17,699,865
	iShares MSCI EAFE International Index Fund - Class K	Mutual Fund	14,454,845
	American Funds 2045 Target Date Retirement Fund - Class R6	Mutual Fund	12,218,789
	Federated Hermes Total Return Bond Fund - Class R6	Mutual Fund	11,845,268
	American Funds 2040 Target Date Retirement Fund - Class R6	Mutual Fund	11,006,359
	American Funds 2050 Target Date Retirement Fund - Class R6	Mutual Fund	10,873,519
	Neuberger Berman Genesis Fund - Class R6	Mutual Fund	9,450,948
	John Hancock Disciplined Value Mid Cap Fund - Class R6	Mutual Fund	8,863,719
	American Funds 2055 Target Date Retirement Fund - Class R6	Mutual Fund	8,384,797
	DWS Global Income Builder Fund - Class R6	Mutual Fund	6,480,948
	DFA Emerging Market Core Equity 2 Portfolio - Institutional Class	Mutual Fund	5,375,661
	American Funds 2025 Target Date Retirement Fund - Class R6	Mutual Fund	4,726,544
	American Funds 2060 Target Date Retirement Fund - Class R6	Mutual Fund	4,131,574
	DFA Commodity Strategy Portfolio - Institutional Class	Mutual Fund	3,784,350
	American Century Global Real Estate Fund - Class R6	Mutual Fund	3,752,120
	Loomis Sayles Global Bond Fund - N	Mutual Fund	3,238,894
	American Funds 2020 Target Date Retirement Fund - Class R6	Mutual Fund	2,864,692
	DWS Short Duration Fund - Class R6	Mutual Fund	2,744,607
	T. Rowe Price Floating Rate Fund - Class I	Mutual Fund	2,412,735
	MFS Global High Yield Fund - Class R6	Mutual Fund	2,393,010
	American Funds 2065 Target Date Retirement Fund - Class R6	Mutual Fund	2,384,673
	T. Rowe Price Inflation Protected Bond Fund - Class I	Mutual Fund	1,897,734
	American Funds 2010 Target Date Retirement Fund - Class R6	Mutual Fund	615,198
	American Funds 2015 Target Date Retirement Fund - Class R6	Mutual Fund	499,679
	Lazard Global Listed Infrastructure Portfolio - Class I	Mutual Fund	401,688
		Total Mutual Funds	$365,478,926

	Putnam Stable Value Fund	Collective Investment Trust	$13,371,452

*	Independent Bank Corp.	Common Stock	$19,961,275

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No:002
	E.I.N: 04-1782600
	December 31, 2025
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Self-directed brokerage		$840,104

*	Loans to Participants	Interest rates 3.25% to 10.50%	$7,025,006
			$406,676,763
	*Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
(Name of Plan)

Date: June 25, 2026	/s/ Mark J. Ruggiero
Mark J. Ruggiero
Chief Financial Officer of Independent Bank Corp.

Exhibit Index

Exhibit #	Exhibit Description
23.1	Consent of Ernst & Young LLP dated June 25, 2026